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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nuveen Investments, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

67090F106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 67090F106			Page 2 of 5 Pages

1.	Name of Reporting Person: John P. Amboian		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,234,443

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,234,443*

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,234,443*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.0%

12.	Type of Reporting Person: IN

*Total includes an additional 1,607 shares in Mr. Amboian’s 401(k) Pooled Account.

13G
CUSIP No. 67090F106	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Nuveen Investments, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

333 West Wacker Drive, Chicago, IL 60606

Item 2.

(a)–(c)	Name, Principal Business Address and Citizenship of Person Filing:

John P. Amboian c/o Nuveen Investments, Inc. 333 West Wacker Drive Chicago, IL 60606

Citizen of the United States of America

(d)	Title of Class of Securities: Class A Common Stock, $0.01 par value

(e)	CUSIP Number: 67090F106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)–(j)	Not Applicable

This statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership

(a)	Amount beneficially owned: 1,234,443

(b)	Percent of class: 6.0%

The percent of class is as of December 31, 2004 and it is based on information provided by Nuveen Investments, Inc.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 1,234,443

13G
CUSIP No. 67090F106	Page 4 of 5 Pages

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,234,443

(iv)	Shared power to dispose or to direct the disposition of : -0-

Mr. Amboian is the beneficial owner of 1,234,443 shares of Class A Common Stock, $0.01 par value per share, including 1,142,836 shares issuable upon the exercise of stock options that, as of December 31, 2004, were exercisable or would be exercisable within 60 days. Mr. Amboian has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 1,234,443 shares of Class A Common Stock, $0.01 par value per share, beneficially owned by him of which 1,142,836 shares are unissued shares subject to these stock options referenced above, 90,000 shares are held directly and 1,607 shares are held in his 401(k) Pooled Account.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

13G
CUSIP No. 67090F106	Page 5 of 5 Pages

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

/s/ John P. Amboian

John P. Amboian